Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrative Committee

DaVita Retirement Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-190434, No. 333-169467 and No. 333-158220) on Form S-8 of DaVita HealthCare Partners Inc. of our report dated June 15, 2015, with respect to the statements of net assets available for benefits of the DaVita Retirement Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the DaVita Retirement Savings Plan.

/s/ KPMG LLP

Seattle, Washington

June 23, 2015